Filed Pursuant to Rule 433
Registration Statement No. 333-209931
February 5, 2018

US$750,000,000
Rogers Communications Inc.
4.300% Senior Notes due 2048
Dated February 5, 2018

The following information supplements (or supersedes, to the extent that it is inconsistent therewith) the Preliminary Prospectus Supplement dated February 5, 2018 relating to the below described securities (the “Preliminary Prospectus Supplement”). Capitalized terms used but not defined in this pricing term sheet shall have the meaning ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	Rogers Communications Inc.
Guarantor:	Rogers Communications Canada Inc.
Trade Date:	February 5, 2018
Settlement Date:	February 8, 2018 (T+3)
Aggregate Principal Amount:	US$750,000,000
Expected Ratings:	Moody’s Investors Service Inc.: Baa1 S&P Global Ratings: BBB+ Fitch Ratings Ltd.: BBB+
Maturity Date:	February 15, 2048
Coupon:	4.300%
Public Offering Price:	99.398%, plus accrued interest, if any, from February 8, 2018
Yield to Maturity:	4.336%
Spread to Benchmark Treasury:	+125 basis points
Benchmark Treasury:	2.750% due August 15, 2047
Benchmark Treasury Price and Yield:	93-16+ / 3.086%
Interest Payment Dates:	February 15 and August 15, commencing August 15, 2018
Redemption Provisions:
Make-whole Call: Par Call:	Callable prior to August 15, 2047 at the greater of par or a discount rate of Treasury plus 20 basis points Callable on or after August 15, 2047 at 100%
CUSIP / ISIN:	775109 BG5 / US775109BG57

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC RBC Capital Markets, LLC BMO Capital Markets Corp. MUFG Securities Americas Inc. TD Securities (USA) LLC
Co-Managers:
CIBC World Markets Corp.
Citigroup Global Markets Inc.
Mizuho Securities USA LLC
National Bank of Canada Financial Inc.
Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.
Wells Fargo Securities, LLC

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Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Under Rule 15c6-1 of the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, J.P. Morgan Securities LLC collect at 1-212-834-4533 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.